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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. )


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           FLUID MEDIA NETWORKS, INC.
                           (formerly Freedom 20, Inc.)
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                              THE SOURLIS LAW FIRM
                            VIRGINIA K. SOURLIS, ESQ.
                                2 BRIDGE AVENUE
                               RED BANK, NJ 07701
                                  732-530-9007
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 14, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. None
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only)

   Justin F. Beckett
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ].............................................................
   (b) [ ].............................................................
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3. SEC Use Only

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4. Source of Funds (See Instructions)

   PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant
   to Items 2(d) or 2(e): [ ]

   N/A
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6. Citizenship or Place of Organization

   United States
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Number of            7. Sole Voting Power
Shares
Beneficially            3,242,649 (See Items 3 and 5)
Owned by           -------------------------------------------------------------
Each                 8. Shared Voting Power
Reporting
Person With             0
                   -------------------------------------------------------------
                     9. Sole Dispositive Power

                        3,242,649 (See Items 3 and 5)
                   -------------------------------------------------------------
                    10. Shared Dispositive Power

                        0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    52.52%
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)    [   ]

    N/A
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13. Percent of Class Represented by Amount in Row (11)

    52.52%
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14. Type of Reporting Person (See Instructions)

    IN
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ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Fluid Media Networks, Inc., a Delaware corporation (formerly Freedom 20, Inc.), whose principal executive offices are at 5813-A Uplander Way, Culver City, California 90230 (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the reporting person is Justin F. Beckett (the "Reporting Person").

         (b) The business address of the Reporting Person is c/o Fluid Media Networks, Inc. 5813-A Uplander Way, Culver City, California 90230

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         The Reporting Person is the Chief Executive Officer, Chairman and President of the Issuer. The address of the Issuer is listed in Item 1.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

         None.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

         None.

         (f) Citizenship.

          The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         For services rendered and as part of Mr. Beckett's incentive compensation package, on February 6, 2007, the Issuer granted the Reporting Person options to purchase up to 42,170 shares of Common Stock at a price of $0.30 per share. Such options vest in equal monthly increments over a four-year period and expire on the tenth anniversary date of the date of grant.


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ITEM 4. PURPOSE OF TRANSACTION

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate number and percentage of the class of securities beneficially owned:

         The Reporting Person beneficially owns an aggregate of 3,242,649 shares of Common Stock of the Issuer. Includes (i) 2,532,869 shares of Common Stock held by VIZX Corporation ("VIZX") of which Mr. Beckett has voting and dispositive control, (ii) 500,000 shares of Common Stock held by Dorika Mamboleo, Mr. Beckett's wife, (iii) 100,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock of the Issuer held by VIZX Corporation, (iv) 57,143 shares of Common Stock issuable upon the conversion of Series B Preferred Stock of the Issuer held by VIZX, (v) 50,000 shares of Common Stock issuable upon the conversion of Series C Preferred Stock of the Issuer held by Mr. Beckett and (vi) 2,637 shares of Common Stock issuable upon the exercise of options issued to Mr. Beckett on February 6, 2007 at a price of $0.30 per share exercisable within 60 days from the date hereof. Excludes 38,533 shares of Common Stock issuable upon the exercise of options at a price of $0.30 per share not exercisable within 60 days from the date hereof.

         The Reporting Person's beneficial ownership of 3,242,649 shares of Common Stock of the Issuer represents approximately 52.52% of the Issuer's Common Stock, based on 5,964,818 issued and outstanding shares of Common Stock of the Issuer plus shares of Common Stock issuable upon the conversion of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and upon the exercise of options beneficially held by the Filing Person under Rule 13d-3(d)(1) of the Exchange Act.

         (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

         Sole power to vote or to direct the vote:             3,242,649
         Shared power to vote or to direct the vote:                   0
         Sole power to dispose or to direct the disposition:   3,242,649
         Shared power to dispose or to direct the disposition:         0


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         (c) Transactions in the securities effected during the past sixty days:

         On February 6, 2007, the Issuer granted the Reporting Person options to purchase up to 42,170 shares of Common Stock at a price of $0.30 per share. Such options vest in equal monthly increments over a four-year period and expire on the tenth anniversary date of the date of grant. The issuance was made in reliance on Section 4(2) of the Securities Act of 1933, as amended, due to the fact that it did not involve a public offering of securities.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 16, 2007                         By:  /s/ Justin Beckett
                                                  ------------------------------
                                                  Justin Beckett